Exhibit 99.16

Digihost Recommences Partial Operations, Bitcoin Value Appreciates

Vancouver, BC – April 7, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) is pleased to provide an operational update in response to the evolving COVID-19 pandemic. Pursuant to safe practices as they pertain to social distancing, the Company has been able to resume operations at the 75% level. In its news release of March 20, 2020, Digihost announced that it was ceasing operations until at least the end of March at which time it would revaluate this decision. The Company has reviewed its operational process and is comfortable that this equipment intensive business can be partially operated for the time being with a reduced number of staff in order to maintain a safe environment for its employees until the COVID-19 pandemic is brought under control.

Concurrent with the partial restarting of operations and pursuant to Digihost’s cash conservation strategy the Company has reached an agreement with its landlord to defer rent on the Company’s facilities for the months of April and May.

Bitcoin reached a low of US$4,857 on March 12, 2020 as asset values plunged in response to the onset of the COVID-19 pandemic. As of April 6, 2020 bitcoin is trading in the range of US$7,285, an increase of approximately 50% over the last three weeks.

Michel Amar, CEO, commented, “We are also expecting to avail ourselves of a government-backed loan pursuant to the Small Business Administration’s $350 billion aid program which is a crucial part of the government’s record $2 trillion fiscal stimulus effort. This loan will assist us in transitioning Digihost back to normal operating capacity once the COVID-19 virus runs its course. We look forward to resuming normalized operations as soon as possible”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company. As the result of recent equipment purchases the Company has significantly increased its hashrate from 159PH to 208PH, an increase of 31%. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.